                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                            TELEMUNDO GROUP, INC.
          _________________________________________________________
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
       ________________________________________________________________
                        (Title of Class of Securities)

                                  87943M306
                                  87943M405
                        _____________________________
                                (CUSIP Number)

Patrick J. Dooley, Esq.                                  John F. Hartigan, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.               Morgan, Lewis & Bockius
65 East 55th Street, 33rd Floor                          801 South Grand Avenue
New York, New York  10022                         Los Angeles, California 90017
(212) 872-1000                                                   (213) 612-2500
       _________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 30, 1994
                    _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                              Page 1 of ___ Pages
                             Exhibit Index: Page __

                                  SCHEDULE 13D

CUSIP NOS. 87943M306 & 87943M405                             PAGE 2 OF __ PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 TLMD Partners II, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [x]**


3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                1,550,464**
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,057,682**
   Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,550,464**
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,608,146**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  36.08%**

14       Type of Reporting Person*

                 OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                              **SEE ITEMS 4 AND 5.

                                  SCHEDULE 13D
CUSIP NOS. 87943M306 & 87943M405                            PAGE 3 OF ___ PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Leon Black

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  [ ]
                                                   b.  [x]**

3        SEC Use Only

4        Source of Funds*

                 PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                -0-**
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 -0-**
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  200,000**
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           200,000**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                  2.0%**

14       Type of Reporting Person*

                 IN; IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                              **SEE ITEMS 4 AND 5.

ITEM 1.  SECURITY AND ISSUER.

                 This statement on Schedule 13D relates to shares of Common Stock, $.01 par value (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). The Common Stock of the Issuer consists of two series: Series A ("Series A Shares") and Series B ("Series B Shares"). The address of the principal executive offices of the Issuer is 1740 Broadway, New York, New York 10019.

                 The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)-(f) This statement is being filed on behalf of each of TLMD Partners II, L.L.C. ("TLMD") and Mr. Leon Black ("Mr. Black", and together with TLMD, the "Reporting Persons").

         TLMD
         ----
                 TLMD is a Delaware limited liability company with its principal place of business at c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. TLMD was formed primarily to invest in the securities of the Issuer.

                 AIF II, L.P., a Delaware limited partnership, ("AIF") is the manager of TLMD and has sole dispositive power with respect to the securities held by TLMD. AIF has its principal place of business at c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                 The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), is the sole general partner of Advisors. The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation ("Apollo Administration"). Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Apollo Administration is principally engaged in the business of serving as the administrative general partner of AIF and another investment fund. AIF has no other general partners. The respective addresses of the principal business and principal office of each of Advisors and Apollo Administration are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                 Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of Advisors, Apollo Capital, Apollo Administration, and other entities as to which such information is required to be disclosed in response to this Item 2 and General Instruction C to Schedule 13D.

         Mr. Black
         ---------
                 Mr. Black is a United States citizen whose principal occupation is as an investment advisor. Mr. Black's principal business office is c/o Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577. Mr. Black serves as an officer and director and is a stockholder of both Apollo Capital and Lion Capital and as principal of both Advisors and Lion Advisors. The information set forth in the Appendix to Item 2 is incorporated herein by reference.

                 Neither of the Reporting Persons nor any other person disclosed in response to this Item 2 has, during the past five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Pursuant to the Second Amended Chapter 11 Plan of Reorganization of the Issuer under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code, filed by the Issuer and administered as Case No. 93-B-42967 (JLG) (the "Plan of Reorganization"), a copy of which (without Exhibits) is attached hereto as Exhibit (a), upon consummation of the Plan of Reorganization, holders of 1992 Zero Coupon Notes and 1993 Zero Coupon Notes (each as defined in the Plan of Reorganization) became entitled to receive Series B Shares, cash and New Senior Notes (as defined in the Plan of Reorganization) in respect of such securities, holders of 13 5/8% Debentures (as defined in the Plan of Reorganization) became entitled to receive Series A Shares and cash in respect of such securities, and holders of 12% Debentures (as defined in the Plan of Reorganization) became entitled to receive Warrants to purchase Series A Shares ("Warrants") in respect of such securities. The Plan of Reorganization was confirmed by order of the Bankruptcy Court on July 20, 1994 and consummated on December 30, 1994, when Shares were issued to the Reporting Persons pursuant to the Plan of Reorganization.

                 As a result of ownership of $59,741,254 principal amount of 1993 Zero Coupon Notes, TLMD received, upon consummation of the Plan of Reorganization, 1,550,464 Series B Shares. As a result of ownership of $6,837,615 principal amount of 1992 Zero Coupon Notes, Mr. Black received, upon consummation of the Plan of Reorganization, 200,000 Series B Shares.

                 Based upon information provided to the Reporting Persons by each of Hernandez Partners, a California general partnership ("Hernandez"), The Value Realization Fund, L.P., a Delaware limited partnership ("Value"), and GRS Partners II, an Illinois partnership ("GRS"), as a result of the consummation of the Plan of Reorganization and pursuant to purchase agreements (the "Purchase Agreements"), copies of which are attached hereto as Exhibits (b),
(c), and (d), Hernandez became the beneficial owner of 49,998 Series A Shares and 450,001 Series B Shares, Value became the beneficial owner of 66,666 Series A Shares, and GRS became the beneficial owner of 33,333 Series A Shares. The purchase price for such Shares was $10.00 per Share (to be paid upon delivery of certificates representing the Shares). In connection with the execution of the Purchase Agreements, each of Hernandez, Value and GRS executed a pledge agreement in favor of TLMD (the "Pledge Agreement"), a form of which is attached hereto as Exhibit (e).

                 Based upon information provided to the Reporting Persons by Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion", and collectively with Hernandez, Value and GRS, the "Other

Shareholders"), as a result of the consummation of the Plan of Reorganization and pursuant to a purchase agreement and a trust agreement (the "Bastion Agreements"), copies of which are attached hereto as Exhibits (f) and (g), respectively, Bastion became the beneficial owner of 179,497 Series A Shares and 882,687 Series B Shares. The purchase price for such Shares was $10.00 per Share (which is expected to be paid on or about January 10, 1995). Based upon information provided to the Reporting Persons by Bastion, Bastion has become unconditionally obligated to purchase an aggregate of 195,500 Series A Shares from unrelated third parties.

                 As a result of the consummation of the Plan of Reogranization and pursuant to a purchase agreement, a copy of which is attached hereto as Exhibit (h) (collectively with the pledge agreement referred to below, the "Black Agreements"), Mr. Black became the beneficial owner of 200,000 Series B Shares. The purchase price for such Shares was $10.00 per Share (to be paid upon delivery of certificates representing the Shares), and in connection therewith, Mr. Black entered into a pledge agreement in favor of TLMD, a copy of which is attached hereto as Exhibit (e). Mr. Black used personal funds in connection with the acquisition of such Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

                 The responses to Items 3, 5 and 6 are incorporated herein by this reference.

                 Each of the Reporting Persons acquired beneficial ownership of the Shares to which this Statement on Schedule 13D relates for investment purposes. Depending upon each Reporting Person's evaluation of the Issuer's business and prospects, future development, market conditions and other factors, including any applicable legal or regulatory requirements, TLMD or Mr. Black may, from time to time, purchase additional Shares or sell or cause to be sold all or a portion of the Shares over which such Reporting Person exercises voting and dispositive power, in open market transactions, privately negotiated transactions or otherwise.

                 The Reporting Persons have entered into a Shareholders Agreement, dated as of December 20, 1994 (the "Shareholders Agreement"), by and among the Reporting Persons and the Other Shareholders, pursuant to which each of the parties thereto has agreed, during the term of the Shareholders Agreement and subject to the provisions thereof (including the continued ownership of a specified minimum number of Series B Shares, as set forth in the Shareholders Agreement), among other things, to use its reasonable best efforts to cause two nominees of TLMD, Mr. Black (or his nominee), a nominee of Bastion and a nominee of Hernandez to be elected to the Board of Directors of the Issuer. A copy of the Shareholders Agreement is attached hereto as Exhibit
(i).

                 Pursuant to the Shareholders Agreement, TLMD, Mr. Black and the Other Shareholders have agreed that Shares Beneficially Owned (as defined in the Shareholders Agreement) by each of them will be voted by a Voting Committee comprised of three members, one of which will be appointed by TLMD, one of which will be appointed by Bastion, and one of which is an Independent Member (as defined in the Shareholders Agreement). The parties to the Shareholders Agreement have appointed the Voting Committee as their attorney-in-fact and proxy to vote all Shares owned by such parties as to which a vote of the shareholders is required. As of the date of this filing, the Reporting Persons and the Other Shareholders, based on information provided by the Other Shareholders to the Reporting Persons, own an aggregate of approximately 54.9% of the Series B Shares outstanding and approximately 36.08% of the total Shares (Series A and Series B) outstanding. The Issuer's Restated Certificate of Incorporation (the "Certificate") provides that the Series B Shares, while outstanding, shall be entitled to elect a majority of the Board of Directors of the Issuer. As a consequence of the foregoing, the Series B Shares presently owned by TLMD, Mr. Black and the Other Shareholders and voted by the Voting Committee are expected to have the ability to cause the nominees of each of TLMD, Mr. Black, Bastion and Hernandez to be elected to the Board of Directors of the Issuer and may give the Reporting Persons the power to control or influence the Issuer, which power may be exercised from time to time. Pursuant to the provisions of the Certificate, Series B Shares will automatically convert to Series A Shares upon the Transfer (as defined in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 30, 1999 or such time as there are less than 2,000,000 shares of Series B Shares issued and outstanding.

                 The Shareholders Agreement also provides that in the event TLMD or any Apollo Permitted Transferee (as defined in the Shareholders Agreement) proposes to sell any Shares, the Other Shareholders shall have the right to participate in such sale on a pro rata basis.

                 As a result of the provisions of the Shareholders Agreement relating to the nomination and election of directors, the Reporting Persons and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereto is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares held by other members of any such group.

                 Except as disclosed in this Item 4, each Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 Note: The actual number of Shares and the corresponding percentages reported in this statement are approximate numbers, due to the fact that certificates representing the Shares have not yet been delivered by the exchange agent for the Plan of Reorganization. Any difference between the actual numbers and percentages and the numbers and percentages reported herein are expected to be immaterial.

(a) i) The aggregate number of Shares of which TLMD may be considered the direct beneficial owner is 1,550,464 Series B Shares (approximately 15.5% of the total Shares outstanding (based upon the Reporting Persons' understanding that 5,611,606 Series B Shares and 4,388,394 Series A Shares will be outstanding), and without giving effect to the exercise of warrants, options or similar rights).

                 ii) The aggregate number of Shares of which Mr. Black may be considered the direct beneficial owner is 200,000 Series B Shares (approximately 2.0% of the total number of Shares outstanding) (based upon the Reporting Persons' understanding that 5,611,606 Series B Shares and 4,388,394 Series A Shares are outstanding), and without giving effect to the exercise of warrants, options or similar rights).

                 iii) By reason of the relationships described in Item 4 above, each of TLMD, Mr. Black and the Other Shareholders may be deemed to be constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The Reporting Persons have been informed that Bastion beneficially owns

374,997 Series A Shares and 882,687 Series B Shares, Hernandez beneficially owns 49,998 Series A Shares and 450,001 Series B Shares, GRS beneficially owns 33,333 Series A Shares and Value beneficially owns 66,666 Series A Shares, representing, in the aggregate, approximately, 1,857,682 Shares (approximately 18.57% of the total Shares outstanding), which amount includes 1,332,688 Series B Shares (approximately 23.75% of the Series B Shares outstanding). As a result of agreements relating to, among other things, the nomination and election of directors, such group (if so constituted) may be deemed to have shared voting power over all of the 3,608,146 Shares owned by the Reporting Persons and the Other Shareholders in the aggregate (approximately 36.08% of the total Shares outstanding) immediately following the consummation of the Plan of Reorganization, which number includes 3,083,152 Series B Shares (approximately 54.9% of the Series B Shares outstanding). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by the Other Shareholders for information regarding the Other Shareholders and their respective ownership of Series B Shares.) TLMD and Mr. Black disclaim beneficial ownership of any Shares held by each other or by the Other Shareholders.

                 AIF, by virtue of its ownership of 12% Debentures at the time of consummation of the Plan of Reorganization, is entitled to receive and is deemed the beneficial owner of 29,242 Warrants. Lion Advisors, L.P., a Delaware limited partnership affiliated with AIF and Mr. Black ("Lion Advisors"), by virtue of the ownership of 12% Debentures at the time of the consummation of the Plan of Reorganization for the benefit of an investment account over which Lion Advisors has sole voting and dispositive power, is entitled to receive and is deemed the beneficial owner of 12,532 Warrants. Each Warrant represents the right to receive one Series A Share upon the payment of the exercise price of $7.00 per Warrant (such number of Warrants represents less than 1% of the total Shares outstanding). A copy of the form of Warrant Agreement and form of Warrant is attached hereto as Exhibit (j). TLMD and Mr. Black disclaim beneficial ownership of the Warrants held by AIF and Lion Advisors.

         (b) i) Except as discussed in Items 4 and 6, the power to direct the disposition and voting of the Shares held by TLMD is vested in AIF, its Manager. Advisors, as the managing general partner of AIF, is vested with the power to direct the disposition and voting of the securities over which AIF exercises control.

                 ii) Except as discussed in Items 4 and 6, the power to direct the disposition and voting of the Shares held by Mr. Black is held by Mr. Black.

         (c) Except as described in Item 3, neither of the Reporting Persons nor any other entity disclosed in response to Item 2 has undertaken any transactions in the Shares in the past sixty days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                 As discussed in Item 4, on December 20, 1994, the Reporting Persons and the Other Shareholders entered into the Shareholders Agreement. As discussed in Item 4, TLMD entered into the Purchase Agreements, the Pledge Agreements and Bastion Agreements and TLMD and Black entered into the Black Agreements.

                 Pursuant to a Registration Rights Agreement dated as of December 30, 1994 by and among the Issuer and Reliance Insurance Company, a Pennsylvania corporation ("Reliance"), and Advisors, the Issuer has granted to Reliance, Advisors, and their Affiliates (as defined in the Registration Rights Agreement) certain registration rights with respect to the Shares and the New Senior Notes owned by such parties and their Affiliates (as defined in the Registration Rights Agreement). A copy of the Registration Rights Agreement is attached hereto as Exhibit (k).

                 In connection with the acquisition of the Shares held by Hernandez, GRS and Value at the time of consummation of the Plan of Reorganization, TLMD entered into letter agreements, with each of Hernandez, GRS and Value pursuant to which TLMD agreed to pay each of such parties the amount by which the total sales proceeds received by such party from the sale of any Shares sold during the year following the consummation of the Plan of Reorganization is less than the product of $10.00 multiplied by the total number of Shares sold during such one year period. The aggregate amount payable to the parties pursuant to such Letter Agreements is $1 million, with each of Hernandez, GRS, and Value, respectively, to receive a maximum of $833,334, $55,555 and $111,111, respectively. Lion Advisors, on behalf of its client, and AIF have severally agreed (on a 70% - 30% basis) to guarantee the performance of TLMD of its obligations under such Letter Agreements. A copy of the form of Letter Agreement with each of Hernandez, GRS and Value is attached hereto as Exhibit (l).

                 Except as set forth above and as described in Item 4 and Item 5 hereto, each Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 The information set forth in the Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Telemundo Group, Inc. dated January 9, 1995 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of us pursuant to and in accordance with the provisions of Rule 13d-l(f) under the Securities Exchange Act of 1934.


Date:  January 9, 1995            TLMD PARTNERS II, L.L.C.

                                  By:     AIF II, L.P., Manager

                                  By:      Apollo Advisors, L.P., Managing
                                           General Partner

                                        By:   Apollo Capital Management, Inc.,
                                              General Partner

                                        By:      /s/ John Hannan
                                                 --------------------------
                                          Name:  John Hannan
                                                 --------------------------

                                         Title:  Vice President
                                                 --------------------------


Date:  January 9, 1995             /s/ Leon Black
                                   -----------------------
                                   LEON BLACK

                              APPENDIX A TO ITEM 2

                 The principal occupation of each of Leon Black, Craig Cogut and John Hannan, each of whom is a Untied States citizen, is to act as an executive office and director of Apollo Capital Management, Inc. ("Apollo Capital") and of Lion Capital Management, Inc. ("Lion Capital"), the general partners of Apollo Advisors, L.P. ("Advisors") and Lion Advisors, L.P. ("Lion Advisors"), respectively, and each is a limited partner of Advisors and Lion Advisors, L.P. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities. The principal offices of Advisors and Lion Advisors are located at Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Black is the President and a director of Lion Capital and the President and a director of Apollo Capital. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Cogut is a Vice President and a director of Lion Capital and a Vice President and director of Apollo Capital. Mr. Cogut's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Mr. Hannan is a Vice President and director of Lion Capital and a Vice President and director of Apollo Capital. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                 Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Black, Cogut and Hannan are the beneficial owners of the stock of Administration.

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT                                                                PAGE
- -------                                                                ----

(a)      Plan of Reorganization (without exhibits).

(b) Agreement to Purchase Securities and Claims dated as of December 21, 1994 by and between Hernandez Partners and
         TLMD Partners II, L.L.C.

(c) Agreement to Purchase Securities and Claims dated as of December 21, 1994 by and between The Value Realization
         Fund, L.P. and TLMD Partners II, L.L.C.

(d) Agreement to Purchase Securities and Claims dated as of December 21, 1994 by and between GRS Partners II and TLMD Partners II, L.L.C.

(e) Form of Pledge Agreement between TLMD Partners II, L.L.C. and each of Hernandez Partners, The Value Realization
         Fund, L.P. and GRS Partners II and Leon Black.

(f) Amended Agreement to Purchase Securities and Claims dated as of December 20, 1994 by and between Bastion Capital Fund, L.P.
         and TLMD Partners II, L.L.C.

(g) Trust Agreement dated as of December 20, 1994 by and among TLMD Partners II, L.L.C. and Bastion Capital Fund, L.P.

(h) Agreement to Purchase Securities and Claims dated as of December 21, 1994 by and between Leon Black and TLMD Partners II, L.L.C.

(i) Shareholders Agreement dated December 20, 1994, between TLMD Partners II, L.L.C., Bastion Capital Fund, L.P., Leon Black, Hernandez Partners, GRS Partners II, L.P. and The Value
         Realization Fund, L.P.

(j)      Form of Warrant Agreement and Form of Warrant.

(k) Registration Rights Agreement dated December 30, 1994, between the Issuer, Apollo Advisors, L.P. and Reliance
         Insurance Company.

(l) Form of letter agreement between TLMD Partners II, L.L.C. and each of Hernandez Partners, The Value Realization Fund, L.P. and GRS Partners II.